UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company") dated July 15, 2010 that contains information relating to the Company's mandatory offer for all outstanding shares of Scorpion Offshore Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: July 15, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited - Information regarding the mandatory offer for all outstanding shares in Scorpion

Hamilton, Bermuda, July 15, 2010

- Reference is made to Seadrill Limited's ("Seadrill") mandatory offer to purchase all of the shares in Scorpion Offshore Ltd. ("Scorpion") at NOK40.50 per share expiring on Friday, July 16, 2010 (the "Offer").

Seadrill has received acceptances of the Offer totaling 30,474,619 shares. This will, together with the shares already owned by Seadrill in Scorpion, take Seadrill's total holding of Scorpion shares to 75,485,470, representing approximately 84 percent of all of the issued shares in Scorpion.

Seadrill hereby announces that it will perform settlement of the Offer on the forthcoming Wednesday, July 21. As such, all Scorpion shareholders accepting the Offer should have the funds available on their respective bank accounts shortly thereafter.

The directors of Scorpion not affiliated to Seadrill have agreed to resign voluntary from their positions on the date Seadrill execute the settlement of the Offer.

Seadrill will from the same date have full operational control of Scorpion.

Seadrill intends to integrate the activities of Scorpion with its own as soon as possible and intend, as a consequence of being the holder of the vast majority of Scorpion shares, call a shareholders meeting in Scorpion and propose to this that the Scorpion shares are delisted from the Oslo Stock  Exchange.

In view of the above Seadrill urges all shareholders in Scorpion not yet having accepted the Offer to do the same by the deadline on Friday at 17:30 CET this week.

Seadrill is not bound to maintain the Offer following this date and cannot guarantee that it will purchase further shares at the price level reflected in the Offer.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)